UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D/A

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Under the Securities Exchange Act of 1934

(Amendment No. 9)1

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

368537 106

(CUSIP Number)

Michael L. Reger

777 Yamato Road, Suite 300

Boca Raton, Florida 33431

(561) 544-4600

With copies to:

David Jamison

David W. Jamison Jr. P.A.

7501 Red Bay Place

Coral Springs, Florida 33065

(954) 867-6271

Nason Yeager Gerson White and Lioce, PA

1645 Palm Beach Lakes Blvd., Suite 1200

West Palm Beach, Florida 33401

Attention: Brian Bernstein, Esq.

(561) 686-3307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Lloyd Reger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,569,398 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 32,569,398 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,569,398 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4% (1)
14	TYPE OF REPORTING PERSON* IN

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(1) See Item 5.

CUSIP No. 368537 106	13D/A	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A No. 9 amends and supplements the Schedule 13D/A filed by the reporting person on February 2, 2015 and relates to the common stock, $0.001 par value of GelTech Solutions, Inc. (the “Company”). The principal address of the Company is 1460 Park Lane South, Suite 1, Jupiter, FL 33458.

ITEM 2.	IDENTITY AND BACKGROUND

a.	Michael Reger

b.	777 Yamato Road, Suite 300, Boca Raton, Florida 33431

c.

Principal of AVM, L.P., a registered broker-dealer, and III Associates, a registered investment adviser, each maintaining its principal business address at 777 Yamato Road, Suite 300, Boca Raton, Florida 33431.  The reporting person is the President of the Company.

d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The following purchases have been made by the reporting directly from the Company within the last 60 days:

On February 5, 2015, the reporting person was issued 428,032 shares in lieu of a $149,811 cash interest payment due under a convertible note.

On February 12, 2015, the Company and the reporting person agreed to amend two outstanding notes held by Mr. Reger.  The maturity date of $1,000,000 July 2013 Note and the $1,997,482 February 2013 Note were extended to December 31, 2020.  In consideration for extending the maturity dates, the Company agreed to amend the both notes to make them secured by all of the Company’s assets including its intellectual property and inventory and reduced the conversion price of the $1,000,000 July 2013 Note from $1.00 to $0.35 per share.

Also on February 12, 2015, the Company issued the reporting person a $150,000 7.5% secured convertible note in consideration for a $150,000 loan.  The note is convertible at $0.27 per share and matures on December 31, 2020.  Additionally, the Company issued Mr. Reger 277,778 two-year warrants exercisable at $2.00 per share.

On February 27, 2015, the Company issued the reporting person a $150,000 7.5% secured convertible note in consideration for a $150,000 loan. The note is convertible at $0.24 per share and matures on December 31, 2020. Additionally, the Company issued Mr. Reger 312,500 two-year warrants exercisable at $2.00 per share.

On March 11, 2015, the Company issued the reporting person a $175,000 7.5% secured convertible note in consideration for a $175,000 loan. The note is convertible at $0.27 per share and matures on December 31, 2020. Additionally, the Company issued Mr. Reger 324,074 two-year warrants exercisable at $2.00 per share.

Repayment of the notes described above is secured by all of the Company’s intellectual property and inventory in accordance with a secured line of credit agreement between the Company and the reporting person.

On January 29, 2015, the reporting person purchased 652,174 shares of common stock and 326,087 two-year warrants (exercisable at $2.00 per share) for $150,000.

The source of funds for the foregoing transactions was the reporting person’s personal funds.

CUSIP No. 368537 106	13D/A	Page 4 of 5 Pages

ITEM 4.	PURPOSE OF THE TRANSACTION.

The reporting person entered into the transactions described in Item 3 above for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The reporting person beneficially owns 32,569,398 shares of the Company’s common stock including 10,392,941 shares underlying secured convertible notes due December 31, 2020 and 4,396,504 shares underlying warrants.  This amounts to approximately 52.4% of the 47,329,925 outstanding shares as of February 11, 2015.

(b)  The reporting person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the reporting person.

(c)  Except as described in this Schedule 13D/A under Item 3 above, the reporting person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 368537 106	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2015	By:	/s/ Michael Reger
Michael Reger

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).